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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                    Under the Securities Exchange Act of 1934

                               Cecil Bancorp, Inc.
                               -------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    149841108
                                 --------------
                                 (CUSIP Number)


                               James I. Lundy, III
                                 Attorney at Law
          Suite 400, 1700 Pennsylvania Avenue, NW, Washington, DC 20006
                                  202.349.7130
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2004
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                Page 1 of 4 Pages
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CUSIP No. 149841108                                            Page 2 of 4 Pages



1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Mary B. Halsey

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [ ]

                                                                         (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM [ ] 2(d) OR 2(e).

   Not applicable

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

     NUMBER OF          7.  SOLE VOTING POWER 82,134 (includes 14,954 shares
                            held in the Cecil Bancorp, Inc. Employee Stock
      SHARES                Ownership Plan)

   BENEFICIALLY
                        8.  SHARED VOTING POWER  0
     OWNED BY
                        9.  SOLE VOTING POWER 82,134 (includes 14,954 shares
       EACH                 held in the Cecil Bancorp, Inc. Employee Stock
                            Ownership Plan)
     REPORTING

    PERSON WITH        10.  SHARED DISPOSITIVE POWER  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,134 (includes 14,954 held in the Cecil Federal Bancorp, Inc. Employee Stock Ownership Plan)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.03%

14. TYPE OF REPORTING PERSON* IN

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                                                               Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER.

This report relates to the common stock $.01 par value, of Cecil Bancorp, Inc. (the "Company"), a Maryland corporation, the principal office of which is located at 127 North Street, Elkton, MD 21922.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) Mary B. Halsey
(b) 127 North Street, Elkton, MD 21922
(c) President and Chief Executive Officer, Cecil Bancorp, Inc., 127 North Street, Elkton, MD 21922
(d) During the past five years, Ms. Halsey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, Ms. Halsey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Shares allocated to Ms. Halsey in 2004 under the Cecil Bancorp, Inc. Employee Stock Ownership Plan resulted in her ownership exceeding 5% of the subject class of securities without expenditure of funds by Ms. Halsey.

ITEM 4.  PURPOSE OF TRANSACTION.

All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes. The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company, in open market transactions, in transactions directly with the Company, pursuant to the Company's dividend reinvestment and stock purchase plan, in private transactions, or otherwise. Any such acquisition will be subject to compliance with applicable state and federal laws regarding changes in control of shares of depository institution holding companies, and applicable restrictions relating to Ms. Halsey's status as the President and Chief Executive Officer and a director of the Company. There are no currently planned transactions in which Ms. Halsey would acquire additional shares.

Ms. Halsey is the President and Chief Executive Officer and a director of the Company. Except as indicated above, and except for periodic participation by Ms. Halsey in discussions of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in Ms. Halsey's capacity as President and Chief Executive Officer and a member of the Board of Directors of the Company, no reporting person has any present plans or proposals which relate to, or which would result in, any of the factors setforth in paragraphs (a) through (j) of
Item 4.

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                                                               Page 4 of 4 Pages



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

All percentages given for ownership of the outstanding common stock are based upon 1,634,054 shares of common stock outstanding as of March 25, 2005.

As of the date of this filing, Ms. Halsey beneficially owns 82,134 shares of common stock, including 14,954 shares held in Cecil Bancorp, Inc. Employee Stock Ownership Plan, or 5.03% of the outstanding shares.

During the 60 days immediately preceding the filing of this Statement, Ms. Halsey made no reportable acquisitions. Information regarding the acquisition that caused this Statement to be filed follows:

(1) Mary B. Halsey
(2) December 31, 2004
(3) 825 shares
(4) N/A
(5) Allocation from Cecil Bancorp, Inc. Employee Stock Ownership Plan

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

April 6, 2005                              /s/ Mary B. Halsey
                                              ----------------------------------
                                              Mary B. Halsey